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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

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    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics
Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), as amended, with respect to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, for a purchase price of $12.125 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated August 27, 1998 (the "Supplement"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (c) The information set forth in Section 3 of the Supplement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) The information set forth in the "INTRODUCTION" to the Supplement and in Section 5 to the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION" to the Supplement and in Sections 5 and 7 to the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 6 to the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the "INTRODUCTION" to the Supplement and in Section 8 to the Supplement is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Sections 5 and 11 to the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in Sections 5 and 7 to the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (e) The information set forth in Sections 7 and 10 to the Supplement is incorporated herein by reference.

    Item 10(f) of the Statement is hereby amended and supplemented by the following:

    1. The information set forth in the entire Supplement, a copy of which is filed with this Schedule 14D-1 as Exhibit (a)(10) is incorporated herein by reference.

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    2. Slide presentation of Parent, a copy of which is filed with this Schedule
14D-1 as Exhibit (a)(13) is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(10)    --         Supplement to the Offer to Purchase, dated August 27, 1998.
(a)(11)    --         Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.
(a)(12)    --         Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.
(a)(13)    --         Slide Presentation of Parent.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 1998          MENTOR GRAPHICS CORPORATION

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Executive Vice President, Chief Operating
                                     Officer and Chief Financial Officer

                                MGZ CORP.

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Secretary and Chief Financial Officer

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